



Per Suneby

Co-Founder & Managing Director at Sternhill Associates

Greater Boston Area

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Sternhill Associates

Harvard Business School

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500+ connections

Leadership and consulting/advisory roles with startup companies, venture capital firm, and F500 technology companies. Over 30 years experience in communications, networking, security, IT systems, medtech, power generation, and clean energy/clean water technologies and solutions. Pro...

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Experience



Co-Founder & Managing Director
Sternhill Associates
Jul 2015 – Present • 3 yrs 1 mo
Greater Boston Area

Provides private investment capital and management consulting services to early-stage companies in high tech, medical science and energy. Sternhill is currently engaged with 6 innovative companies as an equity investor, consultant, advisory, or member of the Board of Directors.



Member of the Board of Directors & SVP, Corporate Development
LiquidPiston, Inc.
Mar 2016 – Present • 2 yrs 5 mos
Bloomfield, CT

Developer of high-efficiency, multi-fuel internal combustion engines

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Corporate Development
Sommetrics, Inc
Aug 2015 – Sep 2016 • 1 yr 2 mos
Greater San Diego Area

Developer of medical devices for breathing-related sleep disorders

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Chairman of the Board
Bytelight, Inc.
Jul 2011 – May 2015 • 3 yrs 11 mos
Greater Boston Area

Bytelight is pioneering the development of enterprise indoor location-based services using LED light communications and physical-digtital mapping. Acquired by Acuity Brands.



















Vanguard Renewables, LLC

Founder
Vanguard Renewables, LLC
Mar 2014 – Apr 2015 • 1 yr 2 mos
Wellesley, MA

Developer of distributed generation projects using advanced bioconversion processes and business operations methods.

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Education

Harvard Business School

Harvard Business School
MBA, General Business Administration & Management
1977 – 1979

The University of British Columbia

The University of British Columbia
B.A. Sc., Electrical Engineering
1969 – 1975
Activities and Societies: VP of EE Club

Spent a year travelling in Europe, N. Africa.

Volunteer Experience

Cleantech Open Northeast

Mentor to clean energy and clean water startups
Cleantech Open Northeast
Mar 2012 – Present • 6 yrs 5 mos
Environment

I serve as a team mentor to 1-2 competing startup teams annually

MIT Venture Mentoring Service

Mentor
MIT Venture Mentoring Service
Aug 2015 – Present • 3 yrs
Science and Technology

Company-building mentor to startups in the cleantech, Internet of Things (iOT), digital health, and selected industrial arenas.

Skills & Endorsements

Start-ups · 99+

Endorsed by **Charlie Cameron and 25 others who are highly skilled at this**

Endorsed by **2 of Per's colleagues at LiquidPiston, Inc.**

Strategy · 78

Endorsed by **Gary Ambrosino and 7 others who are highly skilled at this**

Strategic Partnerships · 77

Endorsed by **Christopher Mirabile and 8 others who are highly skilled at this**

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Recommendations

Received (0)   **Given (1)**


Vinit Nijhawan
Entrepreneur, Venture
Capitalist, Academic

October 10, 2013, Per worked
with Vinit but at different
companies

Vinit has been and continues to be a driving force for BU's technology development and commercial venturing. Vinit reached out to me to join the Kindle Mentoring Program as an experienced entrepreneur, which created the exposure to and with the BU student team that became ByteLight, Inc. ByteLight is now a venture-backed startup company using LED visible light communications to enable indoor positioning services for people and things with a light-detecting device (e.g., any smartphone, tablet). I have had the pleasure of working with the team from their days of BU-hosted experimentation and now serve as Chairman of the Board.

